A special meeting of Florida Municipal Income shareholders was held on September 19, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Florida Municipal Income Fund to Fidelity Municipal Income Fund in exchange solely for shares of beneficial interest of Fidelity Municipal Income Fund and the assumption by Fidelity Municipal Income Fund of Fidelity Florida Municipal Income Fund's liabilities, in complete liquidation of Fidelity Florida Municipal Income Fund.

	# of Votes	% of Votes
Affirmative	222,009,147.62	94.692
Against	7,350,647.36	3.135
Abstain	5,093,892.23	2.173
TOTAL	234,453,687.21	100.000